Viceroy Exploration Ltd.
(an exploration stage company)

2005 Nine Month Report
(expressed in Canadian dollars)
(unaudited – prepared by management)

Viceroy Exploration Ltd.

Notice Pursuant to Part 4.3 (3) of
National Instrument 51-102
Continuous Disclosure Obligations

The Interim Financial Statements of Viceroy Exploration Ltd. filed for the three and nine months ended September 30, 2005 have not been reviewed by its auditor, PricewaterhouseCoopers LLP, in accordance with the standards for a review of interim financial statements as set out in the Handbook published by the Institute of Chartered Accounts, Canada.

Date: November 9, 2005

“Robert V. Matthews”

Robert V. Matthews
Chairman
Audit Committee
Viceroy Exploration Ltd.

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Balance Sheets
(expressed in Canadian dollars)
(unaudited – prepared by management)

	September 30,	December 31,
	2005	2004
	$	$
Assets

Current assets
Cash and cash equivalents	26,634,205	14,498,984
Prepaid expenses and accounts receivable	233,911	188,633
	26,868,116	14,687,617

Exploration properties (note 3)	15,982,569	9,920,885

Furniture and equipment – corporate office	53,509	29,441

	42,904,194	24,637,943

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,061,354	256,582

Shareholders’ Equity

Capital stock (note 4 (a))	44,477,406	25,812,231

Stock options and warrants (note 4 (d))	3,126,583	2,394,260

Deficit	(5,761,149)	(3,825,130)

	41,842,840	24,381,361

	42,904,194	24,637,943

See accompanying notes.

Approved by the Board of Directors

“Robert V. Matthews”	“Patrick G. Downey”

Robert V. Matthews	Patrick G. Downey
Director	Director

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2005	2004	2005	2004
	$	$	$	$

Expenses
Stock-based compensation (note 4 (d))
Directors/officers/employees	-	163,709	761,241	518,271
Other consultants	-	229,191	331,456	434,664
	-	392,900	1,092,697	952,935

Salaries, benefits and officer consultants	180,112	128,366	511,961	400,339
Stock exchange/transfer agent/listing application	11,110	1,503	203,866	32,928
Professional fees	1,929	3,140	44,265	35,641
Shareholders’ communication	5,031	5,010	36,243	60,670
Amortization	10,136	3,162	22,536	7,880
Investor relations (notes 4 (d))	32,392	38,639	242,631	129,300
Travel and lodging	1,708	4,165	8,696	21,890
Office and miscellaneous	62,103	36,250	159,248	103,062

Loss before the following	304,521	613,135	2,322,143	1,744,645

Interest income	(157,791)	(12,787)	(310,783)	(57,022)

(Gain) loss on sale of short-term investment	(64,613)	-	(64,613)	17,846

Foreign exchange (gain) loss	(7,046)	73,289	(10,728)	14,076

Loss for the period	75,071	673,637	1,936,019	1,719,185

Deficit - Beginning of period	5,686,078	2,492,957	3,825,130	1,447,409

Deficit - End of period	5,761,149	3,166,594	5,761,149	3,166,594

Basic and diluted loss per share	(0.00)	(0.02)	(0.05)	(0.06)

Weighted average shares outstanding	41,425,376	29,355,901	37,578,045	28,569,175

See accompanying notes.

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2005	2004	2005	2004
	$	$	$	$

Cash flows (used in) from operating activities
Loss for the period	(75,071)	(673,637)	(1,936,019)	(1,719,185)

Non-cash items
Amortization	10,136	3,162	22,536	7,880
Stock-based compensation	-	392,900	1,092,697	952,935
(Gain) loss on sale of short-term investment
and rent recovery	(84,548)	-	(84,548)	17,485
Changes in non-cash working capital items	36,407	51,629	(101,797)	(143,797)

	(113,076)	(225,946)	(1,007,131)	(884,682)

Cash flows (used in) from investing activities
Exploration properties	(2,400,931)	(1,275,789)	(5,200,393)	(2,639,767)
Furniture and equipment-corporate office	(23,611)	(7,724)	(46,604)	(38,400)
Proceeds on sale of short-term investment	84,548	-	84,548	57,014

	(2,339,994)	(1,283,513)	(5,162,449)	(2,621,153)

Cash flows (used in) from financing activities
Exercise of warrants and stock options	363,444	111,544	1,021,383	2,927,784
Bought deal financing, net	17,315,849	-	17,283,418	-

	17,679,293	111,544	18,304,801	2,927,784

Increase (decrease) in cash and
cash equivalents	15,226,223	(1,397,915)	12,135,221	(578,051)

Cash and cash equivalents -
Beginning of period	11,407,982	5,536,894	14,498,984	4,717,030

Cash and cash equivalents -
End of period	26,634,205	4,138,979	26,634,205	4,138,979

Cash and cash equivalents consist of :
Cash and deposit accounts (Bankers’
Acceptances) with banks and brokerages	26,634,205	4,138,979	26,634,205	4,138,979

See accompanying notes.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

1	Basis of preparation

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements, except as disclosed below in note 2. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004.

2	Changes in accounting policies

	a)	Consolidation of variable interest entities

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

	b)	Financial instruments – recognition and measurement, hedges, and comprehensive income

Effective January 1, 2005, the Company elected early adoption of the new accounting standards for Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income.

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long-term debt are recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designated as being “available for sale”. Changes in the fair value are recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are recycled to the operations statement. The result of applying this standard is that income from these investments will be reported in the operations statement as if the assets were accounted for at historical cost.

There is no impact on these interim consolidated financial statements resulting from the early adoption of the above-described new accounting standards.

(1)

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

3	Exploration Properties

The gold exploration properties are substantially all located in San Juan province, Argentina, and are subject to net smelter royalties ranging between 1.0% and 3.5%. Certain net smelter royalties set at 2.5% on specific claims and leases are capped at US$700,000. A 3% royalty on production is payable to the Province of San Juan.

		September 30, 2005
	Acquisition	Exploration	Total
	cost	expenditures	$
	$	$

Property

Gualcamayo	5,298,770	9,902,883	15,201,653
Salamanca	260,187	16,304	276,491
Las Flechas	200,000	400	200,400
Evelina	200,000	3,020	203,020
La Brea/Las Carachas	100,000	1,005	101,005

	6,058,957	9,923,612	15,982,569

		December 31, 2004
	Acquisition	Exploration	Total
	cost	expenditures	$
	$	$

Property

Gualcamayo	5,298,770	3,861,928	9,160,698
Salamanca	260,187	-	260,187
Las Flechas	200,000	-	200,000
Evelina	200,000	-	200,000
La Brea/Las Carachas	100,000	-	100,000

	6,058,957	3,861,928	9,920,885

By option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly-owned Argentine subsidiary of Tenke Mining Corp., a TSX listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property through expenditures with a pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009. In June 2005, the agreement was continued for the second year.

(2)

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

Gualcamayo property exploration expenditures:

	Three Months		Nine Months		Cumulative to
	Ended September 30,		Ended September 30,		September 30,
	2005	2004	2005	2004	2005
	$	$	$	$	$
Drilling	919,788	268,766	1,827,702	970,201	2,886,283
Geologists’/engineers’ fees
/travel/lodging	236,970	146,030	593,134	392,550	1,336,530
Field support	458,519	116,875	1,062,699	525,522	1,776,340
Assays	103,245	58,707	159,540	145,860	407,359
EIS/property permits/canon
payments	103,453	(17,514)	119,110	57,923	231,644
Road maintenance/drill pads	196,393	(50,426)	644,698	96,341	887,097
Location administration/ office
support	92,027	49,843	227,817	145,865	473,211
Vehicles/equipment/camp	146,132	53,313	364,176	53,313	424,908
Access road	158,577	-	158,577	-	158,577
Engineering studies	164,871	7,769	209,979	7,769	252,652
Argentine value added tax	317,033	243,668	673,523	315,755	1,068,282
Increase in period	2,897,008	877,031	6,040,955	2,711,099	9,902,883
Balance – Beginning of period	7,005,875	2,187,492	3,861,928	353,424	-
Balance – End of period	9,902,883	3,064,523	9,902,883	3,064,523	9,902,883

During the nine months ended September 30, 2005, a positive Preliminary Economic Assessment on the main zone of mineralization was completed, additional engineering studies incorporating the three main zones of mineralization began, and the second phase of exploration drilling continued.

4	Capital Stock

	a)	Issued and outstanding – common shares:

	Nine Months Ended
	September 30, 2005
	Number of	Amount
	shares	$

Balance – December 31, 2004	35,370,308	25,812,231
Bought deal financing, net of $1,121,250
underwriters fee and $282,832 expenses
of issue	5,750,000	17,283,418
Exercise of private placement warrants	134,004	368,511
Exercise of brokers’ warrants	75,808	260,137
Exercise of stock options	500,000	753,109
Balance – September 30, 2005	41,830,120	44,477,406

(3)

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

b)	Warrants:

	NineMonths Ended
	September 30, 2005
	Number of	Exercise price
	shares	$

Balance – December 31, 2004	3,156,875	2.75
Exercised during the period	209,812	2.75
Balance – September 30, 2005	2,947,063	2.75

The warrants expire December 6, 2006.

c)	Stock options:

	Nine Months Ended
	September 30, 2005
	Number of	Weighted average
	shares	exercise price
		$

Balance - December 31, 2004	2,593,000	1.29

Granted during the period	982,000	2.56
Exercised during the period	(500,000)	0.89

Balance – September 30, 2005	3,075,000	1.77

Of the options granted for 982,000 shares in the nine months ended September 30, 2005, options for 857,000 shares were granted subject to shareholder and regulatory approvals which approvals were subsequently received.

As at September 30, 2005, three options for 74,165 shares are subject to vesting over various periods to January 31, 2006.

At the Company’s annual meeting of shareholders held April 22, 2005, the shareholders ratified, subject to regulatory approval which has since been received, a new 10% rolling stock option plan which is consistent with the policies of and took effect upon the listing of the Company’s shares on the Toronto Stock Exchange (“TSX”) on April 29, 2005. The Company’s common shares were listed and posted for trading at the opening on May 2, 2005. The common shares had previously been listed on the TSX Venture Exchange.

(4)

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

The following table summarizes information on stock options outstanding at September 30, 2005.

Range of exercise	Number of	Weighted average	Weighted average
price	shares	remaining contractual	exercise price
$		life in years	$
0.50	100,000	2.95	0.50
0.93 – 1.35	1,343,000	3.26	1.26
1.57	450,000	3.95	1.57
2.25	200,000	4.06	2.25
2.46 – 2.52	857,000	4.28	2.46
3.24	125,000	4.79	3.24
	3,075,000		1.77

d)	Stock options and warrants:

	Nine Months Ended
	September 30, 2005
	Number of	Amount
	shares	$

Balance – December 31, 2004	2,947,552	2,394,260

Stock-based compensation to directors/officers/employees	597,000	761,241
Stock-based compensation to employee not vested	125,000	-
Stock-based compensation to other consultants	260,000	331,456
Exercise of stock-based compensation by directors/officers/
employees and former employees	(460,000)	(277,484)
Exercise of stock-based compensation by other consultant	(40,000)	(31,226)
Exercise of stock-based compensation by brokers’ warrants	(75,808)	(51,664)

Balance – September 30, 2005	3,353,744	3,126,583

In accordance with the Company’s accounting policy for stock-based compensation, the fair value of stock options and warrants granted as compensation, calculated using the Black-Scholes option pricing model, is recorded as a charge to operations.

During the nine months ended September 30, 2005, the assumptions used in calculating fair values are:

	Stock options granted	Stock options
	to directors/officers/	granted to other
	employees	consultants

Number of common shares	597,000	260,000
Grant /exercise price per share	$2.46	$2.46 - $2.52
Risk-free interest rate (percent)	3.75	3.75
Annual dividend per share	Nil	Nil
Price volatility (percent)	56	54 - 56
Option life in years	5	5

(5)

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

Included in options granted to other consultants during the nine months ended September 30, 2005 is an option for 50,000 common shares granted to a consultant providing investor relations services to the Company of which 16,668 shares are subject to vesting at September 30, 2005.

5	Geographic segment information

Assets by geographic segment are as follows:

	September 30,	December 31,
	2005	2004
	$	$
Canada	26,378,972	14,646,602
Argentina	16,525,222	9,991,341
	42,904,194	24,637,943

6	Related party transactions

During the nine months ended September 30, 2005, a total $335,784 in cash compensation pursuant to consulting service arrangements was paid or was payable to the Company’s four officers, two of which are also directors of the Company. This amount excludes compensation paid or payable beginning the month of June 2005 in the case of two of the officers for amounts as salaries pursuant to employment agreements made effective June 1, 2005.

During the nine months ended September 30, 2005, stock options were granted to the above-referred four officers for a total 300,000 common shares having a recorded fair value of $382,533 and to the other five directors of the Company for a total 250,000 common shares having a recorded fair value of $318,778.

(6)